

October 23, 2009

Mr. Wei Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Blvd., #702
Claremont, CA 91711

   Re: **Kiwa Bio-Tech Products Group Corporation**
       Preliminary Proxy Statement, Amendment No. 1
       Filed September 25, 2009
       Form 10-K/A for the Fiscal Year Ended December 31, 2008
       Filed September 25, 2009
       Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009
       Filed September 25, 2009
       Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
       Filed September 25, 2009
       Response Letter Dated September 24, 2009
       File No. 0-33167

Dear Mr. Li:

   We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement, Amendment No. 1 Filed September 25, 2009

1. We note your response to our prior comment 10 and reissue the comment. We note that the disclosure in your Preliminary Proxy Statement is inconsistent with the disclosure in your Form 10-K/A for the fiscal year ended December 31, 2008. For example, you have omitted the Outstanding Equity Awards at Fiscal Year-End table from the Preliminary Proxy Statement, and you have included different individuals in the Option Exercises and Stock Vested table. Please revise.

2.   We note your response to our prior comment 11 and reissue the comment. Please review Instruction 1 to Item 402(m)(2), and note especially that the determination of named executive officers is not based merely on salary and bonus, but instead is based on total compensation, reduced as described in Instruction 1.

3.   We note your response to our prior comment 13 and reissue the comment. We note that the relevant language does not appear to have been revised in the Form 10-K/A for the fiscal year ended December 31, 2008, and corresponding language appears to be missing from the Preliminary Proxy Statement. Please revise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director